Exhibit 99.1

PROVINCE OF MANITOBA 2024/25 Second Quarter Report Fiscal and Economic Update HONOURABLE ADRIEN SALA MINISTER OF FINANCE

Land Acknowledgement

We recognize that Manitoba is on the treaty territories and ancestral lands of the Anishinaabe, Anishininewuk, Dakota Oyate, Denesuline and Nehethowuk peoples.

We acknowledge Manitoba is located on the Homeland of the Red River Métis.

We acknowledge northern Manitoba includes lands that were and are the ancestral lands of the Inuit.

We respect the spirit and intent of Treaties and Treaty Making and remain committed to working in partnership with First Nations, Inuit and Métis people in the spirit of truth, reconciliation and collaboration.

2024/25

SECOND QUARTER REPORT

FISCAL AND ECONOMIC UPDATE

TABLE OF CONTENTS

4 Introduction 5 Overview of Changes from Budget 2024 6 Revenue Changes from Budget 2024 8 Expense Changes from Budget 2024	10 Risks to the Fiscal Forecast 11 Summary Revenue Table 12 Summary Expense Table 13 Economic Update

INTRODUCTION

The Second Quarter Report presents the updated fiscal forecast to March 31, 2025, compared to Budget 2024, and an Economic Update for Manitoba for 2024/25.

The 2023/24 year-end Public Accounts reported a deficit of $1,971 million. The 2024/25 Second Quarter Report has updated the deficit forecast to $1,309 million, a projected improvement of $662 million relative to the prior year’s result, although higher than initially forecast at Budget.

Total revenue is forecast at $23,299 million, representing a $38 million decrease from budget mainly driven by a deterioration of the Manitoba Hydro forecast that is partially offset by an increase in fees and other revenue.

Total expenses are forecast at $24,608 million, representing a $475 million increase from budget primarily driven by net increases in Manitoba Health, Seniors and Long-Term Care.

The forecast net debt has decreased by $830 million relative to the forecast net debt in Budget 2024. The change in net debt was primarily due to a change in the 2024/25 opening net debt balance that was adjusted to align with remeasurement gains and losses reported in the 2023/24 Public Accounts. As a result, the net debt to gross domestic product (GDP) ratio is forecast at 36.4 per cent in 2024/25, a 2.1 percentage point decrease from the 38.5 per cent forecast in Budget 2024.

 2024/25 Summary

(Millions of Dollars)	Forecast	Budget	Change

Revenue	23,299	23,337	(38)

Expense	24,608	24,133	475

Deficit	(1,309)	(796)	(513)

Summary Net Debt	34,591	35,421	(830)

Net Debt to GDP	36.4%	38.5%	(2.1)

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OVERVIEW OF CHANGES FROM BUDGET 2024

The graph below depicts the forecasted changes in revenue and expenses and the corresponding forecasted changes to the deficit from Budget 2024 to this fiscal update. The blue bars indicate a worsening of the deficit, and the green bar indicates an improvement of the deficit. The net effect of these changes resulted in an increase in the forecasted deficit from $796 million to $1,309 million.

Changes from Budget 2024

Budget 2023, released in March 2023 forecasted a deficit of $363 million, and the 2023/24 Public Accounts revealed a deficit of $1,971 million, a deterioration of $1,608 million.

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	5

REVENUE CHANGES FROM BUDGET 2024

(Millions of Dollars)

Summary Budget – Revenue	23,337

Revenue Changes from Budget:

Net Changes in Taxation Revenue

Individual Income Tax	(39)

Corporation Income Tax	56

Retail Sales Tax	14

Subtotal Taxation Revenue	31

Tuition Fees	13

Net Changes in Fees and Other Revenue	99

Net Changes in Federal Transfers	(112)

Net Income of Government Business Enterprises:

Manitoba Hydro	(164)

Manitoba Public Insurance	53

Manitoba Liquor and Lotteries Corporation	10

Deposit Guarantee Corporation	(3)

Subtotal Net Income of Government Business Enterprises	(104)

Recovery from Government Business Enterprises and Other Investment Earnings	35

Total Revenue Changes from Budget	(38)

Revenue Forecast	23,299

Revenue in 2024/25 is forecast at $23,299 million, a decrease of $38 million from the budget forecast of $23,337 million.

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Major Revenue Variances

Federal Transfers are forecast to decrease by $112 million mainly due to an $82 million decrease in the Canada-Manitoba Canada Wide Early Learning and Child Care Agreement as a result of the annual re-negotiation of the Canada-Manitoba Action Plan. There are corresponding reductions in capital and grant expenditures in the department of Education and Early Childhood Learning. The department of Municipal and Northern Relations is also forecasting a decrease of $23 million in the Investing in Canada Infrastructure Program revenue which is offset by a decrease in expenses.

Net Income of Government Business Enterprises is forecast to decrease by $104 million, primarily due to Manitoba Hydro’s forecasted net loss, partially offset by a forecasted increase in net income in Manitoba Public Insurance. Based on current water conditions, Manitoba Hydro is now forecasting a net loss of $76 million, which is a $164 million decrease from the net income of $88 million forecasted in Budget 2024.

Fees and Other Revenue is forecast to increase by $99 million primarily due to an increase in pharmaceutical rebates and non-insured patient revenue and recoveries in the health sector.

Individual Income Tax is forecast to decrease by $39 million reflecting a revised outlook for labour income partially offset by the effect of the federal budget 2024 proposed increase to the capital gains inclusion rate for individuals.

Corporation Income Tax is forecast to increase by $56 million due to stronger year-to-date tax assessments relative to the forecast used in Budget 2024.

Retail Sales Tax is forecast to increase by $14 million due to stronger than anticipated increase in retail sales and household consumption.

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	7

EXPENSE CHANGES FROM BUDGET 2024

(Millions of Dollars)

Summary Budget – Expense	24,133

Expense Changes from Budget:

Health, Seniors and Long-Term Care	438

Debt Servicing	69

Justice	51

Advanced Education and Training	34

Tax Credits	27

Housing, Addictions and Homelessness	15

Enabling Appropriations	(37)

Education and Early Childhood Learning	(32)

Emergency Expenditures	(26)

Municipal and Northern Relations	(27)

Agriculture	(16)

Other net changes	(21)

Total Expense Changes from Budget	475

Expense Forecast	24,608

Expenses in 2024/25 are forecast at $24,608 million, an increase of $475 million from the budget forecast of $24,133 million.

Major Expense Variances – Health

Health, Seniors and Long-Term Care is forecasting a $438 million over expenditure compared to budget, and this variance is primarily driven by a $230 million over expenditure in the health authorities. This is an amount over and above their global budgets.

The over expenditures in health authorities are driven by long standing failures to deliver services within funding or anticipate clinical pressures. Over time, a breakdown of accountability between Government and Service Delivery Organizations (SDOs) has created an environment where overages in health spending are not only accepted but assumed unavoidable.

To better understand how this breakdown in accountability started and how it impacts front line patient care, the Government has conducted comprehensive external financial audits of several regional health authorities. The audits assessed governance and accountability budgeting, spending practices and fiscal management at the highest levels. Reports with their findings are being finalized and will be released in the new year.

Government is committed to working with SDOs to plan for increased costs associated with recruiting and retaining health care workers, namely through collective agreements.

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In addition to over expenditures in SDOs, new tariffs in the Physician Service Agreement is currently forecast to drive a significant increase in fee-for-service costs. Government is also projecting a $46 million increase in price and volume in Pharmacare, mainly due to the cancer drug treatment program. Inflation pressures continue to result in higher supply costs.

Other Expense Variances

Tax Credits is forecasting a $27 million over expenditure compared to budget due to a projected increase in assessments for the Film and Video Production Tax Credit.

Agriculture is forecasting a $16 million under expenditure compared to budget primarily as a result of a decrease in current year AgriInsurance premiums due to a decrease in program coverage from high excess moisture claims following wet spring conditions which caused a decrease in the number of seeded acres compared to budget.

Justice is forecasting a $51 million over expenditure compared to budget mainly due to increased costs in correctional services related to overtime and workers compensation board costs.

Debt Servicing is forecasting a $69 million over expenditure compared to budget mainly due to higher volume of borrowing in the last quarter of the prior year, long-term interest rates were slightly higher than forecasted in budget and borrowing occurred earlier in the year than previously forecasted.

Enabling Appropriations is forecasting a $37 million under expenditure compared to budget. This authority remains available for other contingencies that may arise during the remainder of the year.

Advanced Education and Training is forecasting a $34 million over expenditure compared to budget mainly due to an increase in spending associated with research and special projects at the University of Manitoba and an increase in Apprenticeship training costs.

Housing, Addictions and Homelessness is forecasting a $15 million over expenditure compared to budget mostly due to an increase in fee-for-service physician fees for psychiatry services.

Education and Early Childhood Learning is forecasting a $32 million under expenditure compared to budget which reflects savings from the annual re-negotiation of the Canada-Manitoba Action Plan with the Government of Canada. For 2024/25, lower requirements for Reduced Parent Fees Revenue Supplement, Operating/Start Up

Grants and Wage Grid Supplement were identified. This is offset by a corresponding reduction in federal revenue.

Emergency Expenditures is forecasting a $26 million under expenditure compared to budget as there was no major flooding incidences this year.

Municipal and Northern Relations is forecasting a $27 million under expenditure compared to budget primarily due to two Investing in Canada Infrastructure Program projects that are still under negotiation and haven’t started construction. This is fully offset by a decrease in federal revenue.

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	9

RISKS TO THE FISCAL FORECAST

Revenue

Nominal Gross Domestic Product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator for projected tax revenues. Changes in nominal GDP can have a significant influence on total revenue.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue which is susceptible to fluctuation based on the underlying levels of economic activity. Conversely, federal transfers constitute around 35 per cent of total revenue and are governed by fixed funding arrangements that remain mostly unchanged throughout the year.

Another source of fluctuation in the revenue forecast is the net income of Crown corporations, notably from Manitoba Hydro whose financial results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Revenue Contingency

To mitigate some of the risks of a revenue downturn, a $100 million revenue contingency was included in Budget 2024. This contingency has been maintained in this forecast to mitigate the risk of future revenue decreases.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors and supply cost increases and inflationary pressures.

As a result of these uncertainties, the actual operating result may differ from the current forecast.

Expense Contingency

To mitigate some of the risks of expense increases, Budget 2024 included an Enabling Appropriation called Internal Service Adjustments, Contingencies and Limited-Term Funding of $791 million. Contingencies funded from this appropriation include developments that could be anticipated but not with enough certainty to make a reasonable estimate of the costs, or where final costs were dependent on a pending decision by government. Over 90 per cent of this contingency has been forecast as allocated to departments in this update, to offset unbudgeted cost pressures.

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SUMMARY REVENUE

Millions of Dollars	Forecast	Budget	Change

Income Taxes

Individual Income Tax	4,631	4,670	(39)

Corporation Income Tax	974	918	56

Subtotal: Income Taxes	5,605	5,588	17

Retail Sales Tax	2,768	2,754	14

Education Property Taxes	764	764	-

Other Taxes

Corporations Taxes	367	367	-

Fuel Taxes	159	159	-

Land Transfer Tax	134	134	-

Levy for Health and Education	443	443	-

Tobacco Tax	100	100	-

Other Taxes	15	15	-

Subtotal: Other Taxes	1,218	1,218	-

Tuition Fees	501	488	13

Fees and Other Revenue

Fines and Costs and Other Legal	60	49	11

Minerals and Petroleum	21	34	(13)

Automobile and Motor Carrier Licences and Fees	179	178	1

Parks: Forestry and Other Conservation	47	46	1

Water Power Rentals	68	68	-

Service Fees and Other Miscellaneous Charges	1,886	1,787	99

Subtotal: Fees and Other Revenue	2,261	2,162	99

Federal Transfers

Equalization	4,352	4,352	-

Canada Health Transfer	1,889	1,889	-

Canada Social Transfer	613	613	-

Shared Cost and Other Transfers	1,325	1,437	(112)

Subtotal: Federal Transfers	8,179	8,291	(112)

Net Income of Government Business Enterprises	714	818	(104)

Recovery from Government Business Enterprises and Other Investment Earnings	1,389	1,354	35

Contingency	(100)	(100)	-

Total Summary Revenue	23,299	23,337	(38)

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	11

SUMMARY EXPENSE

(Millions of Dollars)	Forecast	Printed Budget	Enabling Allocations	Budget After Reallocations	Change

Legislative Assembly	63	61	1	62	1

Executive Council	3	3	-	3	-

Advanced Education and Training	1,942	1,891	17	1,908	34

Agriculture	584	597	3	600	(16)

Business, Mining, Trade and Job Creation	182	196	1	197	(15)

Education and Early Childhood Learning	3,864	3,896	-	3,896	(32)

Environment and Climate Change	195	184	20	204	(9)

Families	2,076	2,064	21	2,085	(9)

Finance	96	86	14	100	(4)

Health, Seniors and Long-Term Care	8,963	8,220	305	8,525	438

Housing, Addictions and Homelessness	813	794	4	798	15

Innovation and New Technology	148	112	35	147	1

Justice	911	832	28	860	51

Labour and Immigration	37	34	1	35	2

Municipal and Northern Relations	711	734	4	738	(27)

Natural Resources and Indigenous Futures	138	131	4	135	3

Public Service Commission	35	30	6	36	(1)

Public Service Delivery	306	299	1	300	6

Sport, Culture, Heritage and Tourism	109	100	11	111	(2)

Transportation and Infrastructure	579	560	13	573	6

Enabling Appropriations	305	831	(489)	342	(37)

Emergency Expenditures	24	50	-	50	(26)

Tax Credits	191	164	-	164	27

Debt Servicing	2,333	2,264	-	2,264	69

Total Summary Expense	24,608	24,133	-	24,133	475

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ECONOMIC UPDATE

Manitoba Economic Outlook at a Glance

	2024F			2025F

	Budget 2024	Second Quarter Forecast	Revisions from Budget	Budget 2024	Second Quarter Forecast	Revisions from Budget
Gross Domestic Product

Real	0.6	1.0	0.4	1.9	1.6	(0.3)

Nominal	2.9	3.3	0.4	3.1	3.3	0.2

Consumer Price Index	2.5	1.3	(1.2)	1.9	2.1	0.2

Employment	1.2	2.2	1.0	1.5	1.4	(0.1)

Unemployment Rate (%)	5.7	5.3	(0.4)	5.7	5.4	(0.3)

Population*	2.6	2.7	0.1	2.0	1.6	(0.4)

per cent change unless otherwise noted

* 2024 population growth under Second Quarter Forecast is actual data

Source: Manitoba Finance Survey of Economic Forecasts

Overview

The Manitoba economy was expected to face challenges in 2024 when the Budget was introduced.

As of the Second Quarter Update, however, all key 2024 economic indicators have improved relative to expectations at Budget.

Real Gross Domestic Product growth is projected to increase by 0.4 percentage points and employment growth is projected to increase by 1.0 percentage point, relative to the projections at Budget.

As of November 2024, Manitoba has generated over 21,000 additional jobs compared to the same time last year. Manitoba’s employment in November increased by 0.9 per cent compared to the previous month, and increased by

3.1 per cent on a year-over-year basis. Manitoba’s unemployment rate is now the third lowest in the country, and a full percentage point below the national average.

Inflation is projected to be 1.2 percentage points lower than Budget for 2024, driven in large part by lower energy prices as a result of the suspension of the provincial fuel tax.

Recent actions by the Bank of Canada, including a reduction in the policy rate by 50 basis points to 3.25 per cent, is expected to provide some further relief to consumers and businesses. Private forecasters are projecting the provincial economy to accelerate in real terms in 2025.

While the economic forecast has materially improved since Budget 2024 was introduced, considerable uncertainty remains on the horizon. North American and international trade risks are emerging due to policy signals from the incoming U.S. Administration.

Manitoba is a trade reliant province, with 70 per cent of exports going to the U.S. The risk of tariffs imposed by the U.S. on Canada is material, and if enacted, would impact the Manitoba economy.

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	13

Update

In 2024 Manitoba’s projected economic growth ranks seventh highest amongst the provinces, in a tie with Ontario and British Columbia. Newfoundland and Labrador and Prince Edward Island are expected to post the strongest growth, while Quebec is expected to record the lowest.

Forecasted Real GDP Growth, 2024, Provinces and Canada

With inflation falling in recent months, nominal GDP growth projections in the Second Quarter Report are slightly lower than they were in the First Quarter Report. Nominal GDP is now expected to expand by 3.3 per cent in both 2024 and 2025.

Manitoba Nominal GDP Growth Expectations for 2024 and 2025

Considerable uncertainty remains on the horizon, as future economic activity could depart from current expectations due to several downside and upside risks. Given that more than 70 per cent of Manitoba’s exports are to the U.S., potential broad-based U.S. tariffs on Canada could significantly impact the province’s trade and slow economic growth or precipitate a recession.

To the upside, Canada-wide inflation is trending toward its pre-pandemic level, and the Bank of Canada is expected to continue to reduce its policy rate in 2025. Lower interest rates decrease the cost of borrowing for items such as mortgages and lines of credit. Lower interest rates should also encourage business investment and stimulate economic activity. In addition, easing supply chain disruptions, advancing labour force adjustments and steady population growth through immigration are additional channels for stimulating economic activity.

The following charts display the range of economic forecasts in the Second Quarter Report for nominal and real GDP growth. The solid lines represent the average of forecasts, the dashed lines are the highs and lows and the shaded areas represent the range in the forecasts. While all private sector forecasters expect real growth to pick up in 2025, there is no consensus as to whether nominal growth for this year will accelerate or decelerate.

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Range of Nominal GDP Forecasts for Manitoba, 2022-2025

Range of Real GDP Forecasts for Manitoba, 2022-2025

Manitoba Economic Indicators

Most year-to-date economic indicators are trending upwards so far in Manitoba, with the exception of housing starts. However, with building permits’ growth of 21.8 per cent and the recent policy rate cuts by the Bank of Canada, housing starts are expected to improve in the coming months. In 2024, the Bank of Canada has made eight interest rate announcements, with the decision to lower policy rates in the last five. This saw the policy rate drop from 5.0 per cent in April 2024 to 3.25 per cent in December 2024.

Despite anticipating modest GDP growth in 2024, the reduction in the Bank of Canada’s policy rate, robust labour market indicators, and the increase in average hourly wages outpacing consumer inflation suggests that consumer spending and business investments will continue to rise for the remaining part of the year. For up-to-date economic information, please visit the Manitoba Finance Economic Dashboard.

Manitoba Economic Indicators, Year-to-date Growth, 2024

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	15

Inflation

Consumer inflation, as measured by Statistics Canada’s Consumer Price Index (CPI), was measured in October at 1.1 per cent on year-over-year basis. This figure places Manitoba lowest amongst the provinces, and well under Canada’s rate of 2.0 per cent, as inflation continues to trend downward from its peak in June 2022.

The decrease in energy prices has been a major contributor to the deceleration in CPI growth. Energy, and specifically, gasoline prices in October declined by 9.9 per cent and 16.2 per cent, respectively, when compared to last October. One contributing factor to the energy price decline is the temporary suspension of the fuel tax, which has been extended until December 2024. The Manitoba Bureau of Statistics estimates that the temporary suspension of the fuel tax directly contributed a decline of 0.4 percentage points to inflation.

Consumer Price Index, Components, Manitoba, October 2023 – October 2024

The Second Quarter Report is forecasting consumer inflation to remain low for the remainder of the year and is forecasted to be 1.3 per cent for 2024.

Labour Market

As of November 2024, Manitoba has gained over 21,000 additional jobs compared to the same time last year. Manitoba’s employment in November increased by 0.9 per cent compared to the previous month, and increased by 3.1 per cent on a year-over-year basis. Manitoba recorded an unemployment rate of 5.8 per cent in November, ranking third among provinces in Canada, and below Canada’s unemployment rate of

6.8 per cent.

Unemployment Rate, November 2024

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As of September 2024, more than 20,000 jobs were vacant in Manitoba, down 18.6 per cent relative to the same period last year. Nationally, there were more than 500,000 job vacancies, which is down 18.4 per cent from the same period last year.

From January to October 2024, average hourly wages grew by 3.0 per cent, outpacing the 1.1 per cent increase in consumer inflation during the same period. Higher wage growth, especially when greater than consumer inflation, helps households retain purchasing power and sustain against the rising costs of goods and services. However, when there is upward pressure on wages, it increases costs and poses a challenge for businesses looking to expand and create more jobs.

Average Hourly Wage Growth, Year-over-Year, Manitoba, January – November 2024

Moving forward, Manitoba’s labour market conditions are expected to remain stable, following the trajectory of economic growth across the country. The Second Quarter Report forecasts provincial employment to expand by 2.2 per cent in 2024. The unemployment rate is expected to edge up to 5.3 per cent in 2024.

Canadian Outlook

The Canadian economy is gradually rebounding in 2024, following a slowdown in growth in the second half of 2023. In the third quarter of 2024, Canada’s economy expanded by 0.3 per cent, a deceleration in growth from the previous quarter by 0.2 percentage points.

The Canadian housing market has started to show signs of improvement, following recent reductions in the Bank of Canada’s policy rate. Investment in residential building construction has experienced significant growth in 2024, with a year-to-date increase of 7.3 per cent as of September 2024, compared to a higher growth of 28.2 per cent in Manitoba.

Housing prices in Canada have been relatively stable in 2024. As of October 2024, the new housing price index for Canada has declined by 0.1 per cent on a year-to-date basis, compared to a larger decline of 1.0 per cent for Manitoba. Canada’s consumer inflation has significantly decelerated within the year, currently at 2.0 per cent for October 2024. Canada’s inflation is expected to continue to stabilize around the Bank of Canada’s 2.0 per cent target in 2025.

The Second Quarter Report forecasts the Canadian economy to expand by 1.1 per cent in 2024, and further expand by 1.9 per cent in 2025. Interest rates are expected to steadily decline in 2025. However, potential broad-based tariffs from the U.S. would pose a risk to Canada’s economic outlook.

PROVINCE OF MANITOBA 2024/25 SECOND QUARTER REPORT FISCAL AND ECONOMIC UPDATE	17

International Outlook

The United States economy grew by 0.7 per cent in the third quarter of 2024, similar to the 0.7 per cent growth experienced in the second quarter. Growth in the third quarter was mainly fueled by a surge in consumer and government spending, exports and business investment.

With the help of monetary tightening measures by the Federal Reserve Bank, inflation in the U.S. has declined steadily over the past two years. U.S. consumer inflation in October was 2.6 per cent on a year-over-year basis, down from 3.1 per cent in January this year. The Federal Reserve Bank further eased its monetary policy in November by lowering the target range for the federal funds rate by a quarter percentage point to 4.5 to 4.75 per cent. This follows a recent decline in the target range by half a percentage point to 4.75 to 5.0 per cent in September, and a hold of the range at 5.25 to 5.5 per cent since July 2023. The International Monetary Fund (IMF) projects the U.S. economy to expand by 2.8 per cent in 2024 and 2.2 per cent in 2025.

Changes in trade policies and economic priorities under the incoming U.S. administration will be closely monitored, as these could have considerable effects on Manitoba’s key sectors. Stakeholders will remain particularly attentive to developments related to the Canada-United States-Mexico Agreement (CUSMA) negotiations, which are set for review in 2026, to assess their implications for Manitoba’s trade landscape.

The table below shows the latest economic growth forecasts for Manitoba’s key trading partners, which represent nearly 90 per cent of total Manitoba international exports. 2024 economic growth forecasts for all jurisdictions (except the United States) have been revised downwards since Manitoba Budget 2024. For 2025, growth is expected to slow down in all jurisdictions, with the exception of Japan and the Euro area. The global economic slowdown is likely to moderate Manitoba exports, putting downward pressure on growth.

International Economic Outlook

	2024F*			2025F*

	Per Cent of MB exports**	Budget 2024 Forecast	Second Quarter Forecast	Budget 2024 Forecast	Second Quarter Forecast

United States	72.2	2.1	2.8	1.7	2.2

China	8.3	4.6	4.8	4.1	4.5

Japan	3.8	0.9	0.3	0.8	1.1

Mexico	2.9	2.7	1.5	1.5	1.3

Euro Area	1.8	1.2	0.8	1.9	1.2

*real GDP growth rate (%)

** per cent of exports in 2023

Sources: Manitoba Bureau of Statistics and International Monetary Fund

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